SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No._)

PHARMOS CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

717139307

(CUSIP Number)

Elizabeth DeGuzman, Esq.
JPMP Capital Corp.
270 Park Avenue
New York, NY 10017

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

October 25, 2006

(Date of Event which Requires Filing of this Amendment)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box    ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See§240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. - 717139307	SCHEDULE 13D	Page 2 of 24 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) J.P. Morgan Partners (BHCA), L.P. 13-3371826
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS SC; OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,636,485
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER 1,636,485
10 SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,636,485
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14		TYPE OF REPORTING PERSON PN

CUSIP No. - 717139307	SCHEDULE 13D	Page 3 of 24 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) J.P. Morgan Partners Global Investors, L.P. 13-4197054
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS SC; OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 360,982
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER 360,982
10 SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 360,982
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14		TYPE OF REPORTING PERSON PN

CUSIP No. - 717139307	SCHEDULE 13D	Page 4 of 24 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) J.P. Morgan Partners Global Investors A, L.P. 26-0032493
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS SC; OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 50,528
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER 50,528
10 SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,528
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14		TYPE OF REPORTING PERSON PN

CUSIP No. - 717139307	SCHEDULE 13D	Page 5 of 24 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) J.P. Morgan Partners Global Investors (Cayman), L.P. 13-4197057
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS SC; OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 182,798
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER 182,798
10 SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 182,798
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14		TYPE OF REPORTING PERSON PN

CUSIP No. - 717139307	SCHEDULE 13D	Page 6 of 24 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) J.P. Morgan Partners Global Investors (Cayman) II, L.P. 26-0005546
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS SC; OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 20,387
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER 20,387
10 SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,387
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.08%
14		TYPE OF REPORTING PERSON PN

CUSIP No. - 717139307	SCHEDULE 13D	Page 7 of 24 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) J.P. Morgan Partners Global Investors (Selldown), L.P. 56-2489868
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS SC; OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 132,822
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER 132,822
10 SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 132,822
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14		TYPE OF REPORTING PERSON PN

CUSIP No. - 717139307	SCHEDULE 13D	Page 8 of 24 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) J.P. Morgan Partners Global Investors (Selldown) II, L.P. 56-2489868
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS SC; OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 461,158
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER 461,158
10 SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 461,158
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14		TYPE OF REPORTING PERSON PN

CUSIP No. - 717139307	SCHEDULE 13D	Page 9 of 24 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JPMP Master Fund Manager, L.P. 13-3371829
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS SC; OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER See Item 2 and Item 5
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER See Item 2 and Item 5
10 SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 2 and Item 5
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 2 and Item 5
14		TYPE OF REPORTING PERSON PN

CUSIP No. - 717139307	SCHEDULE 13D	Page 10 of 24 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JPMP Global Investors, L.P. 13-4197062
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS SC; OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER See Item 2 and Item 5
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER See Item 2 and Item 5
10 SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 2 and Item 5
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 2 and Item 5
14		TYPE OF REPORTING PERSON PN

CUSIP No. - 717139307	SCHEDULE 13D	Page 11 of 24 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JPMP Capital Corp. 13-3349327
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS SC; OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER See Item 2 and Item 5
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER See Item 2 and Item 5
10 SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 2 and Item 5
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 2 and Item 5
14		TYPE OF REPORTING PERSON CO

CUSIP No. - 717139307	SCHEDULE 13D	Page 12 of 24 Pages

Item 1.    Security and Issuer.

This statement on Schedule 13D (the “Statement”) relates to the common stock, par value $0.03 per share ( the “Common Stock”) of PHARMOS Corporation, a Nevada corporation (the “Issuer”). The Issuer’s principal executive offices are located at 99 Wood Avenue, Suite 311, Iselin, New Jersey 08830.

Item 2.    Identity and Background.

This Statement is being filed by: (i) J.P. Morgan Partners (BHCA), L.P., a limited partnership organized under the laws of Delaware (“JPMP (BHCA)”), (ii) J.P. Morgan Partners Global Investors, L.P., a limited partnership organized under the laws of Delaware (“JPMP Global”), (iii) J.P. Morgan Partners Global Investors A, L.P., a limited partnership organized under the laws of Delaware (“JPMP Global A”), (iv) J.P. Morgan Partners Global Investors (Cayman), L.P., a limited partnership organized under the laws of the Cayman Islands (“JPMP Cayman”), (v) J.P. Morgan Partners Global Investors (Cayman) II, L.P., a limited partnership organized under the laws of the Cayman Islands (“JPMP Cayman II”), (vi) J.P. Morgan Partners Global Investors (Selldown), L.P., a limited partnership organized under the laws of Delaware (“JPMP Selldown”), (vii) J.P. Morgan Partners Global Investors (Selldown) II, L.P., a limited partnership organized under the laws of Delaware (“JPMP Selldown II”), (viii) JPMP Master Fund Manager, L.P., a limited partnership organized under the laws of Delaware (“JPMP Master Fund”), (ix) JPMP Global Investors, L.P., a limited partnership organized under the laws of Delaware (“JPMP Investors”) and (x) JPMP Capital Corp., a corporation organized under the laws of New York (“JPMP Capital Corp.” and collectively with JPMP (BHCA), JPMP Global, JPMP Global A, JPMP Cayman, JPMP Cayman II, JPMP Selldown, JPMP Selldown II, JPMP Master Fund and JPMP Investors, the “Reporting Persons”).

The principal business and principal office of each of the Reporting Persons is located at 270 Park Avenue, New York, NY 10017.

JPMP (BHCA) is engaged in the venture capital, private equity and leveraged buyout business. The general partner of JPMP (BHCA) is JPMP Master Fund, who is also engaged directly and indirectly (through affiliates) in the venture capital, private equity and leveraged buyout business.

JPMP Global, JPMP Global A, JPMP Cayman, JPMP Cayman II, JPMP Selldown and JPMP Selldown II (collectively, the “Global Fund Entities”) are engaged in the venture capital, private equity and leveraged buyout business. The general partner of each of the Global Fund Entities is JPMP Investors, who is also engaged indirectly in the venture capital, private equity and leveraged buyout business as general partner of each of the Global Fund Entities.

The general partner of each of JPMP Master Fund and JPMP Investors is JPMP Capital Corp., who is also engaged directly and indirectly (through affiliates) in the venture capital, private equity and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp.

CUSIP No. - 717139307	SCHEDULE 13D	Page 13 of 24 Pages

JPMP Capital Corp. is a wholly owned subsidiary of JPMorgan Chase & Co., a corporation organized under the laws of Delaware (“JPMorgan Chase”) which is engaged (primarily through subsidiaries) in the investment and commercial banking business with its principal business and principal office located at 270 Park Avenue, New York, NY 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMorgan Chase.

During the last five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the partners, members or directors named on Schedule A or Schedule B hereto, has been (1) convicted in a criminal proceeding (excluding traffic violations and other similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

As further described in Item 4 below, the Reporting Persons acquired the shares of Common Stock of the Issuer reported herein (the “Shares”) pursuant to an Agreement and Plan of Merger. The acquisition of the Shares by the Reporting Persons did not require the expenditure of any funds by the Reporting Persons.

Item 4.    Purpose of Transaction.

On March 14, 2006, the Issuer entered into an Agreement and Plan of Merger with Vela Pharmaceuticals Inc., a Delaware corporation (“Vela”) and Vela Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of the Issuer (“Sub1”). Pursuant to the Agreement and Plan of Merger Vela was to be merged with and into Sub1 with Sub1 surviving as a subsidiary of the Issuer and the outstanding stock of Vela was to be cancelled.

The Agreement and Plan of Merger was amended on August 10, 2006, August 31, 2006 and September 29, 2006.

Prior to the closing of the merger, the Reporting Persons were stockholders of Vela.

CUSIP No. - 717139307	SCHEDULE 13D	Page 14 of 24 Pages

Escrow

The merger became effective on October 25, 2006 (the “Closing Date”) and as a result the Reporting Persons received collectively 2,418,386 shares of Common Stock of the Issuer. An additional 426,774 shares of Common Stock of the Issuer are currently held in a clawback escrow (the “Escrow Shares”) and, the Escrow Shares shall be released to the Reporting Persons as follows: (i) one-third on the date which is six months after the Closing Date, (ii) an additional one-third of the on the date which is twelve months after the Closing Date, and (iii) the remaining one-third on the date which is eighteen months after the Closing Date.

Standstill

Pursuant to the terms of a Standstill Agreement, Vela’s principal stockholders, including the Reporting Persons agreed for a period of two years from the Closing Date, not to, directly or indirectly (whether through or with an Affiliate (as that term is defined in the Securities and Exchange Act of 1934, as amended (the “Exchange Act”)), or as part of a Group (as defined in Section 13d5(b)(1) of the Exchange Act)), acquire or offer, make a proposal or agree to acquire (whether publicly or otherwise), in any manner, any material assets of the Issuer or its subsidiaries or any securities entitled to vote generally in the election of directors of the Issuer, or any direct or indirect rights or options or warrants to acquire any such securities or any securities convertible into or exercisable or exchangeable at the time of determination of the Issuer, except pursuant to the Agreement and Plan of Merger or in connection with a stock split, stock dividend, recapitalization, reclassification or similar transaction. The Standstill Agreement also provides that it is the current intention of the shareholder not to initiate or support a proxy fight or hostile takeover of the Issuer.

The Reporting Persons entered into the transactions described in this Statement as an investment in the Issuer.

The Reporting Persons are also entitled to receive additional shares of the Issuer’s Common Stock (the “Milestone Shares”) contingent upon the Issuer achieving specific clinical milestones over the next twelve years for the development of dextofisopam

Registration Rights; Lock-Up

On the Closing Date, the Issuer entered into a Registration Rights Agreement with the Reporting Persons. Pursuant to the Registration Rights Agreement, the Issuer will register for resale on a Form S-3 registration statement, the Shares together with any Milestone Shares that the Reporting Persons may receive in the future. In addition, under the Registration Rights Agreement, the sale by the Reporting Persons of any Shares as well as any Milestone Shares they may receive during the twelve months following the Closing Date, is restricted as follows: (i) none of such shares may be sold by the Reporting Persons for a period of six months following the Closing Date, (ii) one-half of such shares may be sold commencing six months from the Closing Date; and (iii) all of such share may be sold commencing one year following the Closing Date.

CUSIP No. - 717139307	SCHEDULE 13D	Page 15 of 24 Pages

The descriptions in this Statement of the Agreement and Plan of Merger, the Registration Rights Agreement, the Escrow Agreement and the Standstill Agreement are qualified in their entirety by reference to the full text of such agreements, copies of which are filed herewith and incorporated by reference in this Statement.

Item 5.    Interest in Securities of the Issuer.

(a) As of the date hereof:

JPMP (BHCA) beneficially owns 1,636,485 shares of Common Stock of the Issuer (including 245,473 shares currently held in escrow), or approximately 6.4% of the Issuer’s Common Stock (based on 25,565,783 shares of the Issuer’s Common Stock outstanding);

JPMP Global beneficially owns 360,982 shares of Common Stock of the Issuer (including 54,147 shares currently held in escrow), or approximately 1.4% of the Issuer’s Common Stock (based on 25,565,783 shares of the Issuer’s Common Stock outstanding);

JPMP Global A beneficially owns 50,528 shares of Common Stock of the Issuer (including 7,579 shares currently held in escrow), or approximately 0.2% of the Issuer’s Common Stock (based on 25,565,783 shares of the Issuer’s Common Stock outstanding);

JPMP Cayman beneficially owns 182,798 shares of Common Stock of the Issuer (including 27,420 shares currently held in escrow), or approximately 0.7% of the Issuer’s Common Stock (based on 25,565,783 shares of the Issuer’s Common Stock outstanding);

JPMP Cayman II beneficially owns 20,387 shares of Common Stock of the Issuer (including 3,058 shares currently held in escrow), or approximately 0.08% of the Issuer’s Common Stock (based on 25,565,783 shares of the Issuer’s Common Stock outstanding);

JPMP Selldown beneficially owns 132,822 shares of Common Stock of the Issuer (including 19,923 shares currently held in escrow), or approximately 0.5% of the Issuer’s Common Stock (based on 25,565,783 shares of the Issuer’s Common Stock outstanding);

JPMP Selldown II beneficially owns 461,158 share of Common Stock of the Issuer (including 69,174 shares currently held in escrow), or approximately 1.8% of the Issuer’s Common Stock (based on 25,565,783 shares of the Issuer’s Common Stock outstanding);

CUSIP No. - 717139307	SCHEDULE 13D	Page 16 of 24 Pages

A portion of the shares of Common Stock of the Issuer beneficially owned by the Global Fund Entities, may be attributable to JPMP Investors because it is the general partner of the Global Fund Entities. The actual pro rata portion of such beneficial ownership that may attributable to JPMP Investors is not readily determinable because it is subject to several variables, including the internal rate of return and vesting interest within the Global Fund Entities. JPMP Global disclaims beneficial ownership except to the extent of its pecuniary interest.

A portion of the shares of Common Stock of the Issuer beneficially owned by JPMP (BHCA) may be attributable to JPMP Master Fund because it is the general partner of JPMP (BHCA). The actual pro rata portion of such beneficial ownership that may attributable to JPMP Master Fund is not readily determinable because it is subject to several variables, including the internal rate of return and vesting interest within JPMP (BHCA). JPMP Master Fund disclaims beneficial ownership except to the extent of its pecuniary interest.

A portion of the shares of Common Stock of the Issuer beneficially owned by JPMP (BHCA) and the Global Fund Entities may be attributable to JPMP Capital Corp. because it is the sole general partner of JPMP Investors and JPMP Master Fund. The actual pro rata portion of such beneficial ownership that may attributable to JPMP Capital Corp. is not readily determinable because it is subject to several variables, including the internal rate of return and vesting interest within the Global Fund Entities and JPMP (BHCA). JPMP Capital disclaims beneficial ownership except to the extent of its pecuniary interest.

Collectively, JPMP (BHCA) and the Global Fund Entities own 2,845,160 shares of Common Stock of the Issuer (including 426, 774 shares currently held in escrow), or approximately 11.1% of the Issuer’s Common Stock (based on 25,565,783 shares of the Issuer’s Common Stock outstanding).

(b) The Reporting Persons have sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Shares.

(c) Not applicable

(d) Not applicable.

(e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect  to Securities of the Issuer.

The responses to Item 2, Item 3, Item 4 and Item 5 are incorporated herein by reference. Except as set forth in response to other Items of this Statement and the agreements incorporated herein by reference and set forth as exhibits hereto, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

CUSIP No. - 717139307	SCHEDULE 13D	Page 17 of 24 Pages

Item 7.    Material to be Filed as Exhibits.

EXHIBIT 7.01

Joint Filing Agreement, dated November 6, 2006, among the Reporting Persons relating to the filing of a joint statement on Schedule 13D.

EXHIBIT 7.02

Agreement and Plan of Merger, dated as of March 14,2006 (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K, dated March 15, 2006).

EXHIBIT 7.03

Amendment to Agreement and Plan of Merger by and among, Pharmos Corporation, Vela Acquisition and Vela Pharmaceuticals Inc., dated August 10, 2006 (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K, dated August 16, 2006).

EXHIBIT 7.04

Amendment to Agreement and Plan of Merger by and among, Pharmos Corporation, Vela Acquisition and Vela Pharmaceuticals Inc., dated August 31, 2006 (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K, dated September 5, 2006).

EXHIBIT 7.05

Amendment No. 2 to Agreement and Plan of Merger by and among Pharmos Corporation, Vela Acquisition, Vela Acquisition No. 2 and Vela Pharmaceuticals Inc., dated September 29, 2006 (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K, dated October 5, 2006).

EXHIBIT 7.06

Registration Rights Agreement, dated as of October 25, 2006, by and among Pharmos Corporation and the Representatives named therein (incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K, dated October 31, 2006).

EXHIBIT 7.07

Form of Escrow Agreement (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K, dated March 15, 2006).

EXHIBIT 7.08

Form of Standstill Agreement (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K, dated March 15, 2006).

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Amendment is true, complete and correct.

Dated: November 6, 2006

J.P. MORGAN PARTNERS (BHCA), L.P.

By:	JPMP Master Fund Manager, L.P., its general partner

By:	JPMP Capital Corp., its general partner

By:	/s/ John Wilmot
Name: John Wilmot
Title: Managing Director

J.P. MORGAN PARTNERS GLOBAL
INVESTORS, L.P.

By:	JPMP Global Investors, L.P., its general partner

By:	JPMP Capital Corp., its general partner

By:	/s/ John Wilmot
Name: John Wilmot
Title: Managing Director

J.P. MORGAN PARTNERS GLOBAL
INVESTORS A, L.P.

By:	JPMP Global Investors, L.P., its general partner

By:	JPMP Capital Corp., its general partner

By:	/s/John Wilmot
Name: John Wilmot
Title: Managing Director

J.P. MORGAN PARTNERS GLOBAL
INVESTORS (CAYMAN), L.P.

By:	JPMP Global Investors, L.P., its general partner

By:	JPMP Capital Corp., its general partner

By:	/s/ John Wilmot
Name: John Wilmot
Title: Managing Director

J.P. MORGAN PARTNERS GLOBAL
INVESTORS (CAYMAN) II, L.P.

By:	JPMP Global Investors, L.P., its general partner

By:	JPMP Capital Corp., its general partner

By:	/s/ John Wilmot
Name: John Wilmot
Title: Managing Director

J.P. MORGAN PARTNERS GLOBAL
INVESTORS (SELLDOWN), L.P.

By:	JPMP Global Investors, L.P., its general partner

By:	JPMP Capital Corp., its general partner

By:	/s/ John Wilmot
Name: John Wilmot
Title: Managing Director

J.P. MORGAN PARTNERS GLOBAL
INVESTORS (SELLDOWN) II, L.P.

By:	JPMP Global Investors, L.P., its general partner

By:	JPMP Capital Corp., its general partner

By:	/s/ John Wilmot
Name: John Wilmot
Title: Managing Director

JPMP MASTER FUND MANAGER, L.P.

By:	JPMP Capital Corp., its general partner

By:	/s/ John Wilmot
Name: John Wilmot
Title: Managing Director

JPMP GLOBAL INVESTORS, L.P.

By:	JPMP Capital Corp., its general partner

By:	/s/ John Wilmot
Name: John Wilmot
Title: Managing Director

JPMP CAPITAL CORP.

By:	/s/ John Wilmot
Name: John Wilmot
Title: Managing Director

SCHEDULE A

JPMP CAPITAL CORP.

Executive Officers1

Chief Investment Officer	Ina R. Drew
Managing Director	Joseph S. Bonocore
Managing Director	Ana Capella Gomez-Acebo
Managing Director	John C. Wilmot
Managing Director and Assistant Secretary	Richard Madsen
Vice President	William T. Williams Jr.
Vice President and Assistant General Counsel	Judah A. Shechter
Vice President and Assistant General Counsel	Elizabeth De Guzman

Directors1
Ina R. Drew
John C. Wilmot

1 Each of whom is a United States citizen. Principal occupation is employee and/or officer of JP Morgan Chase & Co. Business address is c/o JP Morgan Chase & Co., 270 Park Avenue, New York, NY 10017.

SCHEDULE B

JPMORGAN CHASE & CO.

Executive Officers1

President and Chief Executive Officer	James Dimon
Chief Administrative Officer Co- Chief Executive Officer, Investment Bank	Frank Bisignano Steven D. Black
Chief Financial Officer	Michael J. Cavanagh
Director of Human Resources	John J. Bradley
Chief Investment Officer	Ina R. Drew
Head, Commercial Banking	Samuel Todd Maclin
Head, Strategy and Business Development	Jay Mandelbaum
Chief Executive Officer, Treasury & Securities Services Head, Retail Financial Services Chief Executive Officer, Card Services Global Head, Asset & Wealth Management	Heidi Miller Charles W. Scharf Richard J. Srednicki James E. Staley
Chief Risk Officer Co-Chief Executive Officer, Investment Bank	Don M. Wilson III William T. Winters

1 Each of whom is a United States citizen. Principal occupation is employee and/or officer of JP Morgan Chase & Co. Business address is c/o JP Morgan Chase & Co., 270 Park Avenue, New York, NY 10017.

Directors1

Name	Principal Occupation or Employment; Business or Residence Address
John H. Biggs	Former Chairman and Chief Executive Officer TIAA - CREF c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Stephen B. Burke	President Comcast Cable Communications, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
James S. Crown	President Henry Crown and Company c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
James Dimon	Chief Executive Officer JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Ellen V. Futter	President and Trustee American Museum of Natural History c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
William H. Gray, III	Chairman Amani Group c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
William B. Harrison, Jr.	Chairman of the Board JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Laban P. Jackson, Jr.	Chairman and Chief Executive Officer Clear Creek Properties, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017

1 Each of whom is a United States citizen.

Name	Principal Occupation or Employment; Business or Residence Address
Lee R. Raymond	Retired Chief Executive Officer Exxon Mobil Corporation c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
John W. Kessler	Owner John W. Kessler Company and Chairman The New Albany Company c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Robert I. Lipp	Senior Adviser c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Richard A. Monoogian	Chairman and Chief Executive Officer Masco Corporation c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
David C. Novak	Chairman and Chief Executive Officer Yum! Brands, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
William C. Weldon	Chairman and Chief Executive Officer Johnson & Johnson c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017